Via Facsimile and U.S. Mail
Mail Stop 6010

February 24, 2009

Arnold Brousell
Chief Accounting Officer
Syncora Holdings, Ltd.
26 Reid Street,
Hamilton, Bermuda HM 11

Re: Syncora Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007
File Number: 001-32950

Dear Mr. Brousell,

    We have completed our review of your Form 10-K and your related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief